UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ACV AUCTIONS INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

00091G104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00091G104	Page 2 of 5 Pages

1.	Name of Reporting Persons George Chamoun
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,249,632[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,249,632[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,249,632[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%[2]
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of: (i) 4,350,496 shares of the Issuer’s Class B Common Stock (ii) 46,406 shares of the Issuer’s Class B Common Stock issuable upon the vesting of a restricted stock unit award within 60 days of December 31, 2021 and (iii) 1,852,730 shares of the Issuer’s Class B Common Stock issuable upon the exercise of stock options within 60 days of December 31, 2021.

(2) This percentage is calculated based upon 106,420,843 outstanding shares of the Issuer’s Class A Common Stock of the Issuer as of December 31, 2021, as provided by the Issuer.

CUSIP No. 00091G104	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

ACV Auctions Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices

640 Ellicott Street, #321

Buffalo, New York 14203

Item 2(a)	Name of Person Filing

George Chamoun (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o ACV Auctions Inc.

640 Ellicott Street, #321

Buffalo, New York 14203

Item 2(c)	Citizenship

The Reporting Person is a United States Citizen

Item 2(d)	Title of Class of Securities

Class A Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number

00091G104

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See responses to Item 9 on the attached cover pages.

(b) Percent of class: See responses to Item 11 on the attached cover pages.

CUSIP No. 00091G104	Page 4 of 5 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover pages.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 00091G104	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ George Chamoun
George Chamoun